UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): September 15, 2020

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive **Plano, Texas**	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 8 – Other Events

Item 8.01 – Other Events

Denbury Resources Inc. ("Denbury" or the "Company") announced today that in connection with its expected near-term emergence from bankruptcy, the Company plans to change its corporate name to "Denbury Inc." Additionally, Denbury is currently preparing to list its new common stock in the reorganized Company for trading on the New York Stock Exchange under the ticker symbol "DEN," and expects trading in its stock to begin shortly following emergence.

About Denbury Resources Inc.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to carbon dioxide enhanced oil recovery (CO_2 EOR) operations. For more information about Denbury, please visit www.denbury.com.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent Form 10-Q and its 2019 Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. The forward-looking statements contained herein are based on assumptions that management believes are reasonable based on currently available information; however, management's assumptions are subject to a wide range of business risks, and subject to the Company's ability to successfully re-list and begin trading on the New York Stock Exchange. There is no assurance that the Company's expectations expressed herein can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's expectations only as of today and should not be relied upon as representing its expectations as of any future date. Denbury assumes no obligation to update its forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: September 15, 2020	By:	/s/ James S. Matthews
		James S. Matthews
		Executive Vice President, Chief Administrative Officer, General Counsel and Secretary